                                                [BE FREE LOGO]

                                 Filed by Be Free, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                                 Subject Company: Be Free, Inc.

                                 Commission File No. 000-27271


                          VALUECLICK AND BE FREE MERGER
                           FREQUENTLY ASKED QUESTIONS

WHO IS VALUECLICK?

ValueClick (NASDAQ: VCLK) is a leading global provider of digital marketing solutions for online advertisers and website publishers. Through a combination of performance-based pricing, advanced targeting capabilities, rigorous network quality control and an integrated product line (CPM, CPC, CPA, E-mail, and ad serving) ValueClick provides marketers with a highly cost-effective method of attracting targeted, high-quality customers. For website publishers of all sizes, ValueClick offers the ability to create reliable new revenue opportunities from their advertising inventory.

ValueClick's customers include Coca-Cola Company, Heineken N.V., Sara Lee Corporation, GlaxoSmithKline, Citigroup, Inc., American Express Company, British Airways, Hyatt Corporation, Michelin Group, Renault, CompuServe, iVillage, Panasonic, Sprint and Verizon.

The company reported revenue of $44.9 million for the year ended December 31, 2001, and a pro forma net loss of $0.09 per share. With 370 employees, ValueClick's headquarters are located in Westlake Village, CA. It has offices in San Francisco, New York, Louisville, KY, the United Kingdom, Germany, France, Canada and Japan.

WHY DID BE FREE CHOOSE TO MERGE WITH VALUECLICK?

..   We believe that the merger of our two companies creates a diversified digital marketing powerhouse.

..   With a strong suite of digital marketing products and services, we create a significant competitor to DoubleClick and have a greater presence for our customers. We will be a leader in affiliate marketing, ad serving and media.

..   The combined company will give us a greater scope of products, scale, and a stronger financial position, which will enable us to more effectively compete for acquisitions and continue to build products and services.

..   The combined company will have a more diverse and international customer base including customers that sell products and services online, offline customers, publishers and ad agencies.

..   We expect to save millions of dollars a year in expenses by merging the companies. For instance, each company spends millions of dollars a year as a result of being a publicly held company.

WHERE WILL THE HEADQUARTERS BE LOCATED?

The worldwide headquarters will be located in Westlake Village, California. Be Free will be a wholly owned subsidiary of ValueClick, and we plan to maintain our Marlborough and Pittsburgh offices.

WHAT WILL THE MANAGEMENT TEAM LOOK LIKE?

Jim Zarley will be Chairman and CEO of ValueClick. Jim has been with ValueClick since 1999. Prior to joining ValueClick, Jim was Chairman of Best Internet and chief operating officer of Hiway Technologies, a web hosting company.

Sam Paisley, will be COO of ValueClick. He joined ValueClick in April 2000. Previously he served as Executive Vice President at AutoMeta International and served in several positions at KPMG Peat Marwick.

Gordon Hoffstein will serve on the Board of Directors of ValueClick.

Sam Gerace will serve on the Board of Directors of ValueClick and as Chief Technology Officer of Be Free.

Blair Heavey will continue as Executive Vice President of Sales & Marketing of Be Free.

Steve Pike will continue as Executive Vice President of Client Services of Be Free.

HOW WILL THIS AFFECT OUR CUSTOMERS?

Be Free is strongly committed to maintaining anything that touches our customers: clients services, education, affiliate services and sales. Therefore, we expect that our customers will have the same point of contact that they have today.

With more products and additional geographical locations, we expect that we will be able to serve our customers better. We now can offer our customers a marketing platform with a broad spectrum of digital marketing solutions including: publisher and real-time ad serving, CPM, CPC, and CPA models; affiliate marketing products and services; agency management software, customer retention and customer acquisition e-mail technology and services, and personalized recommendation services.

HOW DOES THIS AFFECT MY JOB?

There will be little or no change in any Be Free associate's job until the middle of June when we anticipate closing the deal.

We do anticipate that there will be consolidation at both companies. We will be informing anyone who will be affected about a stay bonus and severance package as soon as possible.

WILL WE HAVE THE SAME HR BENEFITS?

At some point we expect that we will rationalize benefits to provide the best possible benefits for associates of the merged company. We do not expect that any change will take place until 2003.

HOW DOES THIS AFFECT MY STOCK OPTIONS?

Stock options issued under Be Free's 1998 Incentive Stock Plan will still be governed by that plan. However, you will receive ValueClick stock when you exercise an option. Each Be Free option will be worth 0.65882 ValueClick options. Your new exercise price will be calculated by dividing your old exercise price by 0.65882.

The Be Free stock plan has a change in control provision that triggers a 12-month (25 percent) acceleration. The agreement also states that if you are terminated for a reason other than cause within two years after the change in control, 100 percent of your options vest.

Steve Joseph will directly contact those of you who have stock options issued under TriVida's 1998 Equity Incentive Plan.

HOW DOES THIS AFFECT SHARES OF BE FREE STOCK THAT I OWN?

Every Be Free shareholder will receive 0.65882 shares of ValueClick common stock for each share of Be Free common stock. At the time of the closing, ValueClick will issue a total of approximately 43.4 million shares of its common stock for all the outstanding common stock and equivalents of Be Free.

WHEN WILL THE MERGER BE FINALIZED?

The merger is expected to be finalized around the middle of June. The merger is subject to approval by shareholders of Be Free and ValueClick and to Hart Scott Rodino Antitrust clearance.

WHAT IS VALUECLICK'S CULTURE?

The culture of ValueClick is very similar to the culture of Be Free. It is one of providing a high level of customer service, fostering meritocracy, and attracting and retaining world-class people.

SAFE HARBOR STATEMENT

     Statements in this communication regarding the proposed transaction between ValueClick and Be Free, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company, and any other statements about ValueClick and Be Free management's future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," estimates and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the inability to consummate the transaction, the inability of ValueClick to successfully integrate Be Free's operations and employees, the inability to realize anticipated synergies and cost savings, the inability to realize anticipated revenues and the other factors described under the headings "Risk Factors" and "Risk Factors That May Affect Results," respectively, in ValueClick's and Be Free's Quarterly Reports on Form 10-Q for the quarter ended September 30, 2001, which descriptions are incorporated by reference into this press release. ValueClick and Be Free disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC. ValueClick plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction, and ValueClick and Be Free plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about ValueClick, Be Free, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

ValueClick and Be Free, and their respective directors and executive officers, may be soliciting proxies from ValueClick's or Be Free's stockholders in connection with the transaction. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus. A list of the names of ValueClick's directors and executive officers and descriptions of their interests in ValueClick is contained in ValueClick's proxy statement dated September 27, 2001, and its Current Report on Form 8-K dated, which documents are filed with the SEC. A list of the names of Be Free's directors and executive officers and descriptions of their interests in Be Free is contained in Be Free's proxy statement dated April 9, 2001, and its Annual Report on Form 10-K for the year ended December 31, 2001 which documents are filed with the

SEC. Investors and security holders of ValueClick and Be Free may obtain additional information regarding the interests of the foregoing people by reading the Registration Statement and the Proxy Statement/Prospectus when it becomes available.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, ValueClick and Be Free file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by ValueClick and Be Free at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 800-SEC-0330 for further information about the public reference room. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Investors and security holders will be able to obtain free copies of these documents filed with the SEC by ValueClick and Be Free through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus from ValueClick or Be Free by contacting the Investor Relations department at either company.